**Part I, Item 9—Identifying Information**

Request: Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

**Response:**

Primary Business Name: VIRTU ITG LLC                                    BD Number: 29299

BD - AMENDMENT

10/02/2019

### BD - INDIRECT OWNERS

| Ownership Codes: | NA - less than 5% | | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|---|
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more | |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| TJMT HOLDINGS LLC | DE | VIRTU FINANCIAL LLC | OWNER | 02/2019 | C | Y | N | 26-1726951 |
| VHF PARENT LLC | DE | VIRTU FINANCIAL OPERATING LLC | OWNER | 02/2019 | E | Y | Y | 45-2287937 |
| VIRTU FINANCIAL OPERATING LLC | DE | VIRTU ITG BORROWER LLC | OWNER | 02/2019 | E | Y | | 26-2211621 |
| VIRTU ITG BORROWER LLC | DE | VIRTU ITG HOLDINGS LLC | OWNER | 03/2019 | E | Y | N | 20-0337804 |
| VIRTUAL FINANCIAL INC | DE | VIRTU FINANCIAL LLC | OWNER | 02/2019 | D | Y | Y | 32-0420206 |
| VIRTUAL FINANCIAL LLC | DE | VFH PARENT LLC | OWNER | 02/2019 | E | Y | N | 20-0337804 |